EXHIBIT 99.8

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited - Resignation and Appointment of directors

Telkom announces the resignation of Ms Thenjiwe Chikane as non-executive director to the Telkom Board, with effect from 19 June 2006. Telkom further announces the appointment, with effect from 19 June 2006, of Ms Keitumetse Seipelo Thandeka Matthews as non-executive director of the Company. Ms Matthews is a qualified Barrister of Law and is currently a member of Keida Children's Books CC.

Johannesburg

19 June 2006

Date: 20/06/2006 07:00:09 AM Produced by the JSE SENS Department